[LETTERHEAD OF WLRK]

February 22, 2006

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attn:    Carmen Moncada-Terry

Re:	ConocoPhillips
Registration Statement on Form S-4
Filed January 11, 2006; File No. 333-130967

Dear Ms. Moncada-Terry:

Attached please find a markup of the tax disclosure section of the Form S-4, along with a copy of White & Case’s final opinion letters regarding the tax treatment of the merger.

Please direct any questions concerning this letter to me at (212) 403-1378 or David Feirstein at (212) 403-1106.

Very truly yours,

/s/ Benjamin M. Roth

ConocoPhillips’ Reasons for the Merger

The ConocoPhillips board of directors has approved the merger agreement and believes the complementary assets and strategies of ConocoPhillips and BR, in combination with their personnel, technical expertise and financial strength, will create a company with capabilities and resources better positioned to succeed and grow in the new competitive energy marketplace. The ConocoPhillips board of directors approved the merger agreement after ConocoPhillips’ senior management discussed with the ConocoPhillips board of directors the business, assets, liabilities, results and operations, financial performance and prospects, and possibilities of continued growth of BR.

ConocoPhillips believes the merger joins two well-managed companies, providing strategic and financial benefits to stockholders of ConocoPhillips. ConocoPhillips expects the benefits to include:

•	creation of a leading North American natural gas position comprised of high-quality, long-lived, low-risk gas reserves with significant unconventional resource potential and enhanced production growth;

•	enhanced business mix with a higher proportion of exploration and production assets, assets in Organisation for Economic Co-operation and Development countries and North American natural gas;

•	significant free cash flow and synergy benefits; and

•	access to BR’s talented and technically capable workforce.

Accounting Treatment

The combination of the two companies will be accounted for as an acquisition of BR by ConocoPhillips using the purchase method of accounting.

The purchase price (reflecting the cash consideration and the weighted average price of ConocoPhillips’ common stock two days before, two days after and the first trading day after the transaction was announced on the evening of Monday, December 12, 2005) will be allocated to BR’s identifiable assets and liabilities based on their respective estimated fair values at the closing date of the acquisition, and any excess of the purchase price over those fair values will be accounted for as goodwill. The valuation of BR’s assets and liabilities and the finalization of plans for restructuring after the closing of the merger have not yet been completed. The allocation of the purchase price reflected in this proxy statement/prospectus may be revised as additional information becomes available.

Material United States Federal Income Tax Consequences of the Merger

The following is the opinion of White & Case LLP, special U.S. tax counsel to BR, and sets forth, as of the date of this proxy statement/prospectus and subject to the assumptions and limitations contained herein, the material U.S. federal income tax consequences of the merger to U.S. holders and non-U.S. holders (as defined below) of BR common stock. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based upon the Code, the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect and available on the date of this proxy statement/prospectus, any of which may change, possibly retroactively. Such a change could affect the continuing validity of this discussion.

[Rider 33A]

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of BR common stock who for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

for U.S. federal income tax purposes the merger will constitute a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on certain assumptions and on representation letters provided by ConocoPhillips and BR to be delivered at the time of closing.

ConocoPhillips and BR have not and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein. ~~The following discussion assumes that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code.~~

[Rider 35A]

U.S. Holders

If the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, then, based on the above assumptions and qualifications, the material U.S. federal income tax consequences of the merger to U.S. holders of BR common stock are as follows:

•	subject to the paragraph captioned “—Additional Considerations—Recharacterization of Gain as a Dividend” below, upon exchanging BR common stock for a combination of cash and shares of ConocoPhillips common stock in the merger, you will recognize gain (but not loss) in an amount equal to the lesser of (x) the cash (excluding any cash received in lieu of a fractional share of ConocoPhillips common stock) that you receive in the merger and (y) the excess, if any, of (i) the sum of the cash (excluding any cash received in lieu of a fractional share of ConocoPhillips common stock) and the fair market value of the shares of ConocoPhillips common stock you receive (including any fractional share of ConocoPhillips common stock you are deemed to receive and exchange for cash), over (ii) your tax basis in the BR common stock surrendered in the merger;

•	your aggregate tax basis in the shares of ConocoPhillips common stock that you receive in the merger (before reduction for the basis in any fractional share interest you are deemed to receive and exchange for cash) will equal your aggregate tax basis in the BR common stock you surrendered in the merger, increased by the amount of taxable gain, if any, you recognize on the exchange (not including any gain recognized as a result of cash received in lieu of a fractional share of ConocoPhillips common stock) and decreased by the amount of any cash received by you in the merger (excluding any cash received in lieu of a fractional share of ConocoPhillips common stock); and

•	your holding period for the shares of ConocoPhillips common stock that you receive in the merger (including any fractional share interest that you are deemed to receive and exchange for cash) will include your holding period for the shares of BR common stock that you surrender in the exchange.

If you acquired different blocks of BR common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of BR common stock, and the cash and shares of ConocoPhillips common stock you receive will be allocated pro rata to each such block of stock. In addition, your basis and holding period in your shares of ConocoPhillips common stock may be determined with reference to each block of BR common stock.

Taxation of Capital Gain. Except as described under “—Additional Considerations—Recharacterization of Gain as a Dividend” below, gain that you recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if you have held (or are treated as having held) your BR common stock for more than one year as of the date of the merger. If you are a non-corporate holder of BR common stock, long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 15%.

Additional Considerations—Recharacterization of Gain as a Dividend. All or part of the gain you recognize could be treated as ordinary dividend income rather than capital gain if (i) you are a significant stockholder of ConocoPhillips or (ii) your percentage ownership, taking into account constructive ownership rules, in ConocoPhillips after the merger is not meaningfully reduced from what your percentage ownership would have been if you had received solely shares of ConocoPhillips common stock rather than a combination of cash and shares of ConocoPhillips common stock in the merger. This could happen, for example, because of ownership of

Rider 33A

This discussion is also based on certain representations that have been provided by ConocoPhillips and BR as of the date of this proxy statement/prospectus and the assumption that such representations will be true, accurate and complete in all respects as of the completion of the merger.

Rider 35A

BR has received an opinion of White & Case LLP, dated as of the date of this proxy statement/prospectus, to the effect that the merger for U.S. federal income tax purposes will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

In rendering its opinion, White & Case LLP has relied, among other things, on (i) representations and covenants made by ConocoPhillips and BR, including those contained in representation letters provided by ConocoPhillips and BR as of the date of this proxy statement/prospectus and in the merger agreement, and (ii) certain assumptions, including an assumption regarding the completion of the merger in the manner contemplated by the merger agreement and this proxy statement/prospectus. In addition, White & Case LLP’s opinion assumes the absence of changes in existing facts or in law between the date of this proxy statement/prospectus and the effective time of the merger, and that all of the representations and covenants made by ConocoPhillips and BR will continue to be true and accurate in all respects as of the effective time of the merger. If any of the representations, covenants or assumptions are inaccurate, incomplete or untrue or any of the covenants are breached, White & Case LLP’s opinion contained herein could be affected.

U.S. Federal Income Tax Treatment of the Merger

Subject to the assumptions, qualifications and limitations set forth herein, the merger for U.S. federal income tax purposes will constitute a “reorganization” within the meaning of Section 368(a) of the Code.